SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 AUG 27 AM 8:26

20 August 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02049527

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 19 August 2002 as published in the South China Morning Post in Hong Kong on 20 August 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

E\tn\sa\SHMB-2Q2002\Ltr.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY - SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2002. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA.

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002 ON 23 AUGUST 2002.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 54.37% subsidiary of SA and a company listed on the Kuala Lumpur Stock Exchange, has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2002 in Malaysia on 19 August 2002. The financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on the Kuala Lumpur Stock Exchange and in which SA has a 54.37% interest, has announced its unaudited financial results for the second quarter and for the six months ended 30 June 2002 in Malaysia on 19 August 2002. The Consolidated Income Statement of SHMB and declaration of an interim dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
CONSOLIDATED INCOME STATEMENT
FOR THE SECOND QUARTER AND FOR THE SIX MONTHS ENDED 30 JUNE 2002 - UNAUDITED

			Individual Quarter		Cumulative Quarter	
			Current Year Quarter 30/06/02 *RM'000*	Preceding Year Corresponding Quarter 30/06/01 *RM'000*	Current Year To Date 30/06/02 *RM'000*	Preceding Year Corresponding Period 30/06/01 *RM'000*
1	a	Revenue	52,320	55,206	101,154	118,882
	b	Investment income	0	0	0	0
	c	Other income including interest income	23	254	46	553
2	a	Profit before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	3,127	10,011	9,005	26,245
	b	Finance cost	(1,193)	(146)	(1,894)	(146)
	c	Depreciation and amortisation	(4,650)	(3,695)	(8,634)	(7,407)
	d	Exceptional items	0	0	0	0
	e	(Loss)/Profit before income tax, minority interests and extraordinary items	(2,716)	6,170	(1,523)	18,692
	f	Share of profits and losses of associated companies	(1,005)	(598)	(2,108)	(601)
	g	(Loss)/Profit before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	(3,721)	5,572	(3,631)	18,091
	h	Income tax	(1,161)	(1,957)	(1,442)	(5,421)
	i	(i) (Loss)/Profit after income tax before deducting minority interests	(4,882)	3,615	(5,073)	12,670
		(ii) Less minority interests	114	(47)	8	(343)
	j	Pre-acquisition profit/(loss) if applicable	0	0	0	0
	k	Net (loss)/profit from ordinary activities attributable to members of Shangri-La Hotels (Malaysia) Berhad	(4,768)	3,568	(5,065)	12,327
	l	(i) Extraordinary items	0	0	0	0
		(ii) Less minority interests	0	0	0	0
		(iii) Extraordinary items attributable to members of Shangri-La Hotels (Malaysia) Berhad	0	0	0	0
	m	Net (loss)/profit attributable to members of Shangri-La Hotels (Malaysia) Berhad	(4,768)	3,568	(5,065)	12,327
3		Earnings per share based on 2(m) above after deducting any provision for the preference dividends, if any: Basic (based on 440 million ordinary shares) (sen)	(1.08)	0.81	(1.15)	2.80

DIVIDEND

The Board of Directors of SHMB has declared an interim dividend of 3 sen or 3% per share less tax at 28% in respect of the year ending 31 December 2002 (2001: 3 sen or 3% per share less tax at 28%) to be paid to the shareholders of SHMB on Monday, 14 October 2002.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING DIVIDEND DECLARED PERTAIN ONLY TO SHMB, A 54.37% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 54.37%) IN THE FINANCIAL RESULTS OF SHMB FOR THE SIX MONTHS ENDED 30 JUNE 2002 IN ITS INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 19 August 2002

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 AUG 27 AM 8:23

21 August 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 20 August 2002 as published in the South China Morning Post in Hong Kong on 21 August 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

E\tn\cwtc\2Q-2002\ltr.doc3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY AN ASSOCIATED COMPANY – CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE SIX MONTHS ENDED 30 JUNE 2002. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH ANNOUNCES SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC").

SA WILL SEPARATELY ANNOUNCE ITS OWN INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002 ON 23 AUGUST 2002.

SUMMARY

On 19 August 2002, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the six months ended 30 June 2002 which will be published in the newspapers in PRC on 21 August 2002. The financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The Profit and Loss Account of CWTC Listco is provided below.

On 19 August 2002, the Board of Directors of **CWTC LISTCO**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the six months ended 30 June 2002 which will be published in the newspapers in PRC on 21 August 2002. The Profit and Loss Account of CWTC Listco is provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED

PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2002 – UNAUDITED

	For the six months ended 30 June			
	2002		2001	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	39,151	324,051	34,322	284,098
Less: Cost of sales	(16,841)	(139,395)	(15,130)	(125,237)
Business tax & surcharge	(1,936)	(16,023)	(1,703)	(14,099)
Profit from principal activity	20,374	168,633	17,489	144,762
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(187)	(1,546)	(558)	(4,622)
Administrative expenses	(2,078)	(17,201)	(1,420)	(11,754)
Add: Financial income	261	2,158	185	1,531
Operating Profit	18,370	152,044	15,696	129,917
Add: Investment gain/(loss)	(188)	(1,554)	105	865
Subsidy	–	–	–	–
Non-Operating income	259	2,142	307	2,538
Less: Non-Operating expenses	(4)	(37)	(261)	(2,157)
Gross Profit	18,437	152,595	15,847	131,163
Less: Income Tax	(6,148)	(50,888)	(5,244)	(43,406)
Minority interests	–	–	–	–
Net Profit	12,289	101,707	10,603	87,757

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO FOR THE SIX MONTHS ENDED 30 JUNE 2002 IN ITS INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 20 August 2002